Filed Pursuant to Rule 433
Registration Statement Nos. 333-273658, 333-273658-01
August 8, 2023

PRICING TERM SHEET

Issuer:	ConocoPhillips Company
Guarantor:	ConocoPhillips
Ratings*:	A2 (Moody’s); A- (S&P); A (Fitch)
Issue of Securities:	5.050% Notes due 2033 5.550% Notes due 2054 5.700% Notes due 2063
Principal Amount:	$1,000,000,000 of the 2033 Notes $1,000,000,000 of the 2054 Notes $700,000,000 of the 2063 Notes
Coupon:	5.050% on the 2033 Notes 5.550% on the 2054 Notes 5.700% on the 2063 Notes
Interest Payment Dates:

Semi-annually on March 15 and September 15, commencing on March 15, 2024 for the 2033 Notes (long first coupon)

Semi-annually on March 15 and September 15, commencing on March 15, 2024 for the 2054 Notes (long first coupon)

Semi-annually on March 15 and September 15, commencing on March 15, 2024 for the 2063 Notes (long first coupon)

Maturity Date:	September 15, 2033 for the 2033 Notes March 15, 2054 for the 2054 Notes September 15, 2063 for the 2063 Notes
Treasury Benchmark:	3.375% due May 15, 2033 for the 2033 Notes 3.625% due February 15, 2053 for the 2054 Notes 3.625% due February 15, 2053 for the 2063 Notes
U.S. Treasury Yield:	4.024% for the 2033 Notes 4.217% for the 2054 Notes 4.217% for the 2063 Notes
Spread to Treasury:	+105bps for the 2033 Notes +135bps for the 2054 Notes +150bps for the 2063 Notes
Re-offer Yield:	5.074% for the 2033 Notes 5.567% for the 2054 Notes 5.717% for the 2063 Notes
Initial Price to Public:	99.807% for the 2033 Notes 99.745% for the 2054 Notes 99.727% for the 2063 Notes
Optional Redemption:

Prior to the Par Call Date, the notes of each series will be redeemable at the issuer’s option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

1.    (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points in the case of the 2033 Notes, 25 basis points in the case of the 2054 Notes and 25 basis points in the case of the 2063 Notes, less (b) interest accrued to the date of redemption, and

2.    100% of the principal amount of the notes to be redeemed,

plus, in each case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, the issuer may redeem the notes of each series at an amount equal to 100% of the principal amount of the notes, plus accrued but unpaid interest thereon to the redemption date.

“Par Call Date” means June 15, 2033 in the case of the 2033 Notes, September 15, 2053 in the case of the 2054 Notes and March 15, 2063 in the case of the 2063 Notes.

Special Mandatory Redemption:	In the event that (i) the closing of the Surmont acquisition has not occurred on or prior to the later of (a) November 15, 2023 or (b) such later date to which the outside date under the purchase agreement may be extended in accordance with its terms, any such extension to be set forth in an officer’s certificate delivered to the trustee prior to the close of business on November 15, 2023 or such other extended outside date as shall be then applicable (such later date the “Special Mandatory Redemption Outside Date”), (ii) the purchase agreement is terminated according to its terms prior to the Special Mandatory Redemption Outside Date without the closing of the Surmont acquisition or (iii) ConocoPhillips notifies the trustee in writing that the Surmont acquisition will not be consummated, the issuer will be required to redeem the notes of each series in whole at a special mandatory redemption price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest on the principal amount of the notes from and including the date of initial issuance of such series of notes, or the most recent date to which interest has been paid on such series of notes, whichever is later, to, but not including, the redemption date.
Use of Proceeds:	Fund the purchase price for the Surmont acquisition, including related fees and expenses, and, with any remaining amounts, for general corporate purposes.
Settlement Date**:	August 17, 2023
CUSIP / ISIN:	20826F BF2 / US20826FBF27 for the 2033 Notes 20826F BG0 / US20826FBG00 for the 2054 Notes 20826F BH8 / US20826FBH82 for the 2063 Notes
Denomination:	$2,000 and increments of $1,000 in excess thereof
Joint Book-Running Managers:

TD Securities (USA) LLC

BofA Securities, Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:	DNB Markets, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc.
Co-Manager:	Academy Securities, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** It is expected that delivery of the notes will be made against payment therefor on or about August 17, which will be the seventh business day after the date hereof. Under Rule 15c6-1 of the SEC under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or any of the seven business days after such date will be required, by virtue of the fact that the notes will settle in seven business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Such purchasers should consult their own advisors in this regard.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling TD Securities (USA) LLC toll-free at 1-855-495-9846, BofA Securities, Inc. at 1-800-294-1322, Mizuho Securities USA LLC at 866-271-7403 or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.